Via Facsimile and U.S. Mail
Mail Stop 4720

February 24, 2010

J. Gentry Barden
Senior Vice President, General Counsel and Secretary
HealthSpring, Inc.
9009 Carothers Parkway, Suite 501
Franklin, Tennessee 37067

Re: HealthSpring, Inc.
Definitive Proxy Statement filed April 9, 2009
File No. 001-32739

Dear Mr. Barden:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director